That Christmas Movie is pending **StartEngine Approval.**


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THAT CHRISTMAS MOVIE

That Christmas Movie

The 1st Christmas movie made by you... the investors.

Small OPO · Studio City, CA · Film & Video
Accepting International Investment

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Join a filmmaking team with an Oscar® and 4 Emmys® to make a Christmas movie!

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"I'll Be Next Door For Christmas" -- the world's first Christmas comedy created by investors... ...like you.



Maybe you could get somebody a nice present?

Investment

Investment type: Revenue Participation Rights.
To begin with, for investors 100% of the adjusted gross proceeds from the movie go straight into your pocket.

Then, once you've gotten 100% of your initial investment back, that ratio adjusts, and 50% of the film's profits are yours in perpetuity. That's forever and that's a mighty long time.

Minimum Investment: $100.
Security Type: Revenue Participation Rights.
Round Size: Min: $10,000; Max: $100,000.
Interest Rate: Adjusted gross proceeds sharing agreement which provides the investors 100% of the Company's adjusted gross proceeds up to the repayment amount of 100% of their investment, and 50% of adjusted gross proceeds thereafter.
Length of Term: None.
Conversion Provisions: None.
Pre-Money Valuation: $2,000,000.00

Make a Movie With Us

That Christmas Movie LLC wants to produce a movie with you. Until recently, most people couldn't easily invest in motion pictures. Only high net worth individuals (less than 3% of the population) had these opportunities readily available to them. If you wanted to help make a movie, your only choic crowdfunding like Kickstarter or Indiegogo, but you weren't allowed to share in any profits the movie might have.

That's all changed with the implementation of the JOBS Act. Now you can invest as little as $100, and own a piece of this film. **Our movie is the first feature length narrative film to give you this opportunity under Regulation Crowdfunding rules in the United States.** By investing, you will be a part of filmmaking history.

Our short term goal: produce the best Christmas movie we can and release it during the 2017 holiday season, with the aim of attaining profitability in one season.

Our long term goal: continue to market the film to create a revenue stream for decades to come, because we believe that Christmas movies are an evergreen asset.

A Career of Creating Comedy and Heartwarming Stories


FRASIER


THE SIMPSONS


Cybill

Credits for Our Team Include:

- **4 Primetime Emmy Awards®:** Best Animated Program (***"The Simpsons"***); Outstanding Comedy Series and Outstanding Writing for a Comedy Series (***"Frasier"****)*. Also nominated for an additional 10 Primetime Emmys for *School of Rock, The Tracey Ullman Show, The Simpsons,* and *Frasier*.
- **Oscar®** and **Golden Globe®** for the song "I've Had the Time of My Life" from *"Dirty Dancing."*
- Worked on the primetime shows *"Cybill," "Caroline in the City,"* and many more.
- Created **hundreds of hours** of television and movies.
- Decades in the business of making people laugh.
- Won Humanitas Prize, Writers Guild of America Award, and U.S. Comedy Arts Award for Best Screenplay for *"The Wrong Guy."*

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The Movie

I'll Be Next Door For Christmas is a warmhearted, upbeat comedy about a family that's crazy for Christmas. Except for the 16-year-old daughter -- her family's over-the-top Christmas celebrations have made her life miserable. When her out-of-state boyfriend decides to visit for the holidays, she's determined to spare him her family's Christmas obsession, so she hires actors to play her parents and stages a fake Christmas dinner in the empty house next door. *What could go wrong?*



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"Why a Christmas Movie?" -- Director's Statement

"I love Christmas movies. They're all about family — whether it's about finding your real father and teaching him the meaning of Christmas (***"Elf"***); wondering what would happen if you'd never been born and never had a family (***"It's a Wonderful Life"***); convincing your parents that you MUST have a Red Ryder BB gun (***"A Christmas Story"****)*; dealing with those annoying relatives who ruin your Christmas before making it the best one ever (***"National Lampoon's Christmas Vacation"***); or replacing your parents for Christmas only to learn there's no substitute for family (***"I'll Be Next Door For Christmas"***); — it's always about the holiday putting a family through a crisis only to become stronger in the end. And always with a healthy dose of comedy.

What a great metaphor for life! All families go through crises, and **good Christmas movies remind us that we can get through it and become a stronger family, laughing together in the end** (if we don't kill each other first).

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There are a lot of great Christmas movies, but I wish there were more. And that's why I wrote this story. And that's why we're making this film."

-- David Willis, *Director/Producer/Writer*

Business Model

Produce the film for a lean budget, skip distribution fees, and sell right to the source where people are watching movies with their families: iTunes, Google Play, Hulu, and cable TV video-on-demand. The MBA types call this "disintermediation." We call it outsmarting the system. And it means profit participants will receive the biggest possible share of the income stream, since the film avoids paying the traditional 35% - 40% distribution fees.


iTunes
FANDANGO
hulu
Google play
VUDU
CRACKLE
vimeo ON DEMAND
VHX
XBOX
PlayStation
amazon video
tubi tv
& more!

Distribute in Select Theatres via Tugg


amc ENTERTAINMENT
MARCUS THEATRES
STUDIO MOVIE GRILL
REGAL CINEMAS
LANDMARK THEATRES
CINEMARK
Carmike Cinemas
ALAMO DRAFTHOUSE CINEMA

"I've known David Willis for my entire professional career, and I know him to be a smart, incredibly funny artist who approaches his art with the same kind of passion that I do. He has keen insight into human behavior, a deliciously skewed take on the world, and a heartfelt desire to break new ground in the world of filmmaking."

-- Marc Cherry, *"Desperate Housewives" Creator / Executive Producer*



"I've had the pleasure of working with David Willis many times over the last 15 years and have always found him to be funny, talented, and a pleas[...] around. He has an agile mind, and a quick wit and eagerness to alw[...] new facets of the business..."

-- Christopher Lloyd, *"Modern Family" Executive Producer, Co-Creator*


modern family

"If I invest in this movie, what will I get?"

You'll own a piece of the company (revenue participation rights -- please refer to Terms section and attached documents for exact terms). And there are some great perks for early investors, like behind-the-scenes peeks, visiting the set, a producer credit, meeting the cast, walking down the red carpet at the premiere, and more! (*See below for details.)*

That Christmas Movie LLC, the company you're investing in, has a single purpose: to make and market the motion picture "I'll Be Next Door For Christmas," and to derive revenue from that intellectual property.

Mmm, Pie! (Chart)



Director: 1.2 %
Screenplay: 1.2 %
Legal: 1.5 %
Unit Production Manager: 1.8 %
Insurance: 1.9 %
General Expenses: 3.9 %
Marketing: 5.9 %
StartEngine Fee: 6.0 %
Contingency: 8.1 %
Post Production: 11.5 %
Cast: 15.4 %
Production: 41.6 %

Where the Money Goes

Production (Crew, Locations, Equipment)	$354,000
Cast (Union Scale)	$131,000
Post Production	$98,000
Contingency	$69,000
Insurance, Legal, General Expenses	$62,000
StartEngine Fee	$51,000
Marketing	$50,000
Unit Production Manager	$15,000
Screenplay	$10,000
Director	$10,000
Total	$850,000

This is the Production Budget for the movie.

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A film budget is a living, breathing document and will adapt to changing conditions, such as: weather, actor availability, script rewrites, location variables, etc. But we anticipate that the proportions of the various departments should remain roughly the same. Money we raise over $850,000 will go to things like: add more shooting days, increase the music budget, cast a name actor as guest star, and increase production value.

"Put It Up On the Screen"

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There's a phrase in our business: *"Put it up on the screen."* It's referring to money in the budget that pays for something that shows up on the screen. If producers rent swanky offices in Beverly Hills instead of modest ones in North Hollywood, those extra dollars spent don't appear on the screen. Using that money to increase the art department budget or hire a more famous actor is money that will be seen on the screen. **"Put it up on the screen"** is the motto our company lives by. It makes for a better movie artistically, and it makes more sense financially because a higher quality film sells for more.

Foreign Distribution

In addition to self-distributing in North America, we will sell the foreign rights to an established international distribution company. We have already received offers from such distributors with minimum guarantees in the $200k-$300k range.

Worldwide box office continues to rise, and is reflective of the demand for entertainment.

Home Video Sales

In addition to video-on-demand on cable, iTunes, etc., we will also release the film on DVD and Blu-ray. We will strike a deal to manufacture and distribute the film on physical media throughout North America -- targeting big box stores like Walmart and Target. Why? Because the DVD/Blu-ray market was a **$5.49 billion industry in 2016**.



$34.7
$35.9
$36.4
$38.3
$38.6
2012
2014

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Worldwide box office (in billions) over the last five years.

(Source: Box Office Mojo)

The Media & Entertainment Industry

"Home video will reach **$20.9 billion**, up from $20 billion in 2016 during the same period, and of that, both streaming video and TV video on-demand will jump from $11 billion to **over $15 billion** by 2020. The United States has a mature subscription TV market and thanks to rising bundle prices and premium service increases, will grow modestly from $101.8 billion to **$102.3 billion** by 2020. The U.S. M&E market, which represents a

There's Money In Comedy

The Comedy genre grabs the second biggest market share.


Others: 1.4 %
Documentary: 1.0 %
Musical: 1.3 %
Horror: 4.6 %
RomCom: 4.7 %
Thriller/Suspense: 8.4 %
Adventure: 22.6 %
Drama: 16.6 %
Comedy: 21.1 %
Action: 18.3 %

Market Share for each genre from 1995 - 2017.

(Source: The Numbers)

third of the global industry, and is the largest M&E market worldwide, is expected to reach **$771 billion** by 2019."

-- *United States Department of Commerce*

Additional Revenue for the Film

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Investors could benefit from the many ways movies generate income:

- Ancillary markets. Airlines, cruise ships, broadcast television, syndication, hotels, etc.
- Merchandising. Marketable products include T-shirts, hats, mugs, keychains, plushies, etc.
- Novelization. Rights can be sold to book publishers to novelize the story.
- Soundtrack. The soundtrack to the movie can be sold by us, or it can be licensed to a separate label. Since the lead role is a 16-year-old girl, and many actresses that age have singing careers, our lead actress may record some songs for the soundtrack.
- Video game for smartphones and iPads based on the movie.

Competition

There isn't much direct competition in this space. The major studios don't make many live action family Christmas movies. That's why when you ask people what Christmas movies they like, they often mention ones made years -- even decades -- ago.

And the Christmas movies on cable (such as Hallmark) are certainly very Christmas-y, for which we say "Yay!" But they're not full on comedies, like our movie is. We come from a strong comedy background. (Didja see our credits?)

Our goal with this movie is to help you get your Christmas on, hang with the fam, and shake with laughter like a bowl full of jelly.

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A silly video to know us better.

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Some Christmas Movie Box Office throughout History

Movie	Year	Budget (in millions)	Worldwide Box Office (in millions)
It's a Wonderful Life	1946	$3.1	$9.5
A Christmas Story	1983	$3.25	$20.6
National Lampoon's Christmas Vacation	1989	$22	$189.9
The Santa Clause	1994	$27	$71
Elf	2003	$32	$220
Christmas With the Kranks	2004	$50	$96.4
Four Christmases	2008	$80	$168.3
Almost Christmas	2016	$17	$42

(Source: The Numbers.) This chart is box office for theatres only, and does not include DVD, Blu-ray, iTunes, and all other revenue sources. We will rely heavily on video-on-demand (VOD) for revenue, similar to the release model used by the film "*Bachelorette,*" which grossed only $418,000 in theatres upon initial release, but simultaneously made $5.5 million from VOD.

Perks

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- **$100 - $499.** Exclusive behind-the-scenes peek via newsletter and super secret videos during production. **Available only to the first 200 investors at this level.**
- **$500 - $4,999.** Exclusive online live Q&A with the director, producers, and cast (cast subject to availability). Includes the exclusive behind-the-scenes peek during production. **Available only to the first 200 investors at this level.**
- **$5,000 - $7,999.** A personalized Christmas card to you **signed by the cast, director, and producer.** Includes the exclusive behind-the-scenes peek during production. **Available only to the first 100 investors at this level.**
- **$8,000**. In the classic Christmas film *"It's a Wonderful Life,"* the character of Uncle Billy loses an $8,000 deposit, endangering George Bailey's bank. If you invest **exactly $8,000** in this movie, you will receive a special "Angel Producer" credit (on IMDB and/or our website). And we will ring a bell for you. Includes the exclusive behind-the-scenes peek during production.

  Additionally, if you're interested in getting into show business, we will schedule a special meeting with you in our offices or via Skype. You can pitch us a story or send us a script, and we'll give you notes. Or, you can show us your acting skills. We will watch your practice audition -- a two minute scene of your choice -- and the director will give you feedback.* We'll give you our best advice on how to proceed next in your career as a writer or actor. All these meetings must take place after production is finished. We'll be too busy making a great movie for investors before then! You will have to provide your own travel and accommodations in Los Angeles.
- **$8,001 - $24,999.** Come visit the set! You and a guest get to meet the cast and crew and hang out. Be interviewed by our videographer as part of the press kit -- tell the world why you want to make a Christmas movie with us. **Available to the first 20 people who invest this amount only.** advised we'd like to shoot in July, 2017. You will have to provide your own travel and accommodations. Includes the exclusive behind-the-scenes peek during production.
- **$25,000-$49,999.** "Affiliate Producer" credit on IMDB and/or our website. Two tickets to the premiere and the afterparty in Los Angeles. Includes the exclusive behind-the-scenes peek during production. You will have to provide your own travel and accommodations.
- **$50,000 - $99,999. "**Honorary Santa" credit onscreen and on IMDB. Four tickets to the premiere and afterparty in Los Angeles, and **you get to walk down the red carpet with the stars!** Includes the exclusive behind-the-scenes peek during production. You'll have to provide your own travel and accommodations.
- **$100,000+ "**Co-Executive Producer" credit onscreen and on IMDB. Four tickets to the premiere and afterparty in Los Angeles, **and you get to walk down the red carpet with the stars!** Includes the exclusive behind-the-scenes peek during production. You will have to provide your own travel and accommodations.

You are investing in equity in this offering. Perks are meant to be a "thank you" from the company for investing, and to provide you with an experience not available to the general public. If you qualify for a perk that can only be fulfilled by being at a certain place on a certain date (visiting the set, coming to the premiere, listening to a webcast, etc.), and you cannot make that time and place, we regret that we cannot change our schedule to accommodate any investor -- you'll have to forego that perk.

Additionally, investing at one level does not automatically get you the perk for a lower level, unless specifically stated in that perk. (Except for the behind-scenes peek, which is available at every level.)

If all the perks are taken at a particular level, we will post an update to that effect. Of course you can still invest at that level, you just won't claim the perk. Perks are a reward for early investors, ***but all investors receive the same pro rata share of the revenue whether or not they claim a perk.***

******This is not on offer of employment, or a promise of work. We offer advice only, and no pay-for-play is offered or implied. We abide by the Krekorian Talent Act of California, and all state & federal labor codes.*

FAQ

- **How can you make a quality movie for such a low budget?**
  - The movie was written specifically so it could work at that budget. Most of the film takes place at two houses right next door to each other. When you don't have to keep moving the crew and the equipment, it's a lot more efficient. And most scenes have few actors in them. The fewer actors in a scene, the easier it is to get all the shots you need. Basically, we are producing it like a network TV show, but shooting it with a more cinematic style. Also, we're not doing much in the way of visual effects, so that saves money.

- **Why are you spending so much? There are plenty of movies made for less.**
  - If you don't pay the cast and crew a decent wage... well, you get what you pay for. Our budget was determined by a very experienced li producer, and he is quite familiar with the numbers necessary to get a quality crew, and the minimum scale for union actors. We need to shoot for a certain amount of days in order to tell the story right, and each day costs more money. Additionally, we are marketing the film ourselves, so we have to budget for that.

- **What happens if you don't raise $850k? Can you still make the movie?**
  - We sure can! Here's our plan at various levels:
    - $10k - 100k +. Use part of the money to raise awareness of the equity fundraising campaign in order to let more investors learn of the opportunity (which is why we are a 90 day campaign). Use the remainder as proof-of-concept to attract equity from other sources.
    - $300k. This is where you get into the world of film finance, wherein many films are made with only part of the budget coming from private investors. If we raise $300k, there are many sources in the industry who will provide "matching funds" when an indie film like ours raises that amount of equity. With $300k in matching funds, we will then have $600k total, which is enough to finish the film and begin postproduction. While in postproduction, we will strike a deal with a foreign distribution company (offers have already been received). We will then borrow from a bank, using that distribution contract as collateral. This gives us enough money for postproduction and marketing, and we are good to go.
    - If we raise more than $300k but less than $850k, we use a hybrid strategy of matching funds and loans against distribution contracts.

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- **What about this "Hollywood Accounting" thing? I've heard some movies make a lot of money but they never seem to show a profit.**
  - We've not only heard about it, we've been subjected to it. **And we hate it.** Which is why we are going to have a level of transparency rarely seen in Hollywood. The way the major studios get away with their shenanigans is by deducting payments to themselves along the way, before the money can trickle down to profit participants. But on this project, we, as producers, don't get a dime in profit participation until the investors are paid back in full. We are not a major studio -- we're an independent film company. We succeed only if our investors succeed.

- **Some parts of your video look like a finished movie. Did you shoot some of the movie already?**
  - No. Those snippets of the video look finished because we got some actors and a crew and shot a few moments of the story, like: Nicky at 7, Nicky at 12 with Motion Activated Santa, actors auditioning to be her parents, and her family chasing after her. We wanted to give a peek of the final product with good production value, but that actual footage probably won't be in the released version of the movie.

- **You say you're the first feature length narrative movie made with Equity Crowdfunding in the U.S. What about "Field Guide to Evil?"**
  - The team at "Field Guide to Evil" is to be congratulated for being the first feature length film in the U.S. to use Equity Crowdfunding to get the green light! We feel they've achieved an important milestone in film finance in our country. But while their film is feature length, the *narrative* is not. It is an anthology, a collection of short films, whereas our movie is one continuous narrative. Also, we are Christmas and they are Evil ;)

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November, 2016



Script Is Finalized

After numerous rewrites and polishes, the script is finalized.

February, 2017

Video Is Made

Sample moments from the movie are shot, the campaign video is made.

April, 2017

Equity Crowdfunding Launches

Launch the campaign to produce the Christmas movie "I'll Be Next Door For Christmas."

May, 2017

Begin Pre-Production

Establish production offices, begin casting. Scout locations.

July, 2017 - August, 2017.



Shoot the movie!

Start production and film the movie.

July - September 2017

PostProduction

While still shooting, we will edit, add music, color correction, etc.

November, 2017



Release the Film

Film is released through select theatres, iTunes, Cable Video-on-Demand, etc.

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2018 Holiday Season and Beyond

Evergreen Investment

Continue to license and sell the film for decades to come.

Meet the Founders



Jay Kogen

Executive Producer

Winner of four Primetime Emmy® Awards (nominated for 14), he wrote/produced "Frasier," "The Simpsons," "Everybody Loves Raymond," and many more. He's currently Executive Producer on the hit Nickelodeon show "School of Rock."



David Willis

Director / Writer / Producer

Writer for network TV shows like "Cybill" and "Caroline in the City," Mr. Willis has written & directed numerous award-winning short films, videos, and plays. President of United States Motion Picture Company LLC for the last 3 years. Writer, producer, director .

And the Rest of the Team



Geralyn Flood

Casting Director / Producer

Winner of Outstanding Achievement in Casting from the Casting Society of America, Ms. Flood has cast studio films, as well as for all the major networks. Her industry contacts ensure access to the best talent possible.



Donald Markowitz

Composer

Winner of an Oscar® and Golden Globe® for the smash hit song "I've Had the Time of My Life" from "Dirty Dancing," he will contribute his musical talents to the soundtrack of the film.



Tom Shell

Line Producer

His resume lists over 30 feature films, and Tom has worked on many budget levels. He brings creative as well as hands-on production skills to the film to bring it in on time and under budget.



Jenna Park

Associate Producer

A Development Coordinator for two years at NBCUniversal International Studios, she's currently a creative consultant on a new studio pilot and an MFA candidate at Loyola Marymount University.



Katherine Botts

Associate Producer

Since graduating with a screenwriting degree from Chapman University, Katherine has worked on many sets. Most recently, she was co-producer on the award-winning indie feature "I Am Still Here."

Offering Summary

Maximum 100,000 shares of common stock ($100,000)

Minimum 10,000 shares of common stock ($10,000)

Company	That Christmas Movie LLC
Corporate Address	P.O. Box 50201, Studio City, CA 91614
Description of Business	Produce and market a motion picture.
Type of Security Offered	Revenue Participation Rights
Purchase Price of Security Offered	1.00
Minimum Investment Amount (per investor)	$100.00
Company Valuation	$2,000,000
Valuation Methodology	We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the board as to what would be fair market value. It is based on the cost of producing and marketing the motion picture.

Irregular Use of Proceeds

"The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's sel[f,] friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments."

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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